UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58811/October 20, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13160

In the Matter of	:
	:
KARTS INTERNATIONAL, INC.,	: ORDER MAKING FINDINGS
KEITH GROUP OF COMPANIES, INC., and	: AND REVOKING
KMS INDUSTRIES, INC.	: REGISTRATIONS BY DEFAULT
	:

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 5, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement and the Office of the Secretary have provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents by September 11, 2008, in a manner that complies with Rule 141 of the Commission's Rules of Practice. No Answers have been filed and the time for filing Answers has expired.

By Order dated September 26, 2008, I required each Respondent to show cause why it should not be held in default and why the registration of its registered securities should not be revoked. No replies to the Order to Show Cause have been received and the time for filing has expired. Accordingly, each Respondent is in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed true.

Karts International, Inc. (Karts) (CIK No. 1010077), is a Nevada corporation located in Hammond, Louisiana, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Karts is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2001, which reported a net loss of over $4.9 million for the prior nine months.

Keith Group of Companies, Inc. (Keith Group) (CIK No. 803656), is a void Delaware corporation located in Hallandale, Florida, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Keith Group is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 1994.

KMS Industries, Inc. (KMS) (CIK No. 56356), is a forfeited Delaware corporation located in Ann Arbor, Michigan, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). KMS is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of $500,000 for the prior nine months.

Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of the registered securities of Karts International, Inc., Keith Group of Companies, Inc., and KMS Industries, Inc., are revoked.

_____
James T. Kelly
Administrative Law Judge